SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 1
                                       to
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                          RIVERSIDE PARK ASSOCIATES, LP
                            (Name of Subject Company)

   MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; MPF Income Fund 23, LLC; MPF Flagship Fund 12, LLC; MPF DeWaay Fund 6, LLC; MPF DeWaay Premier Fund 3,
LLC; MPF Senior Note Program II, LP, Sutter Opportunity Fund 4, LLC; MPF Special
 Fund 8, LLC; MP Acquisition Co. 3, LLC; MP Falcon Fund, LLC; MPF Flagship Fund 9, LLC; MPF Flagship Fund 11, LLC; MPF Flagship Fund 13, LLC; MPF Income Fund
   24, LLC; MPF DeWaay Premier Fund 4, LLC; MPF DeWaay Premier Fund, LLC; MPF DeWaay Fund 5, LLC; MPF DeWaay Fund 4, LLC; and MacKenzie Patterson Fuller, LP
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                  Copy to:
Christine Simpson                                 Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP                    MacKenzie Patterson Fuller, LP
1640 School Street                                1640 School Street
Moraga, California  94556                         Moraga, California  94556
(925) 631-9100 ext.224                            (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

         Transaction                                            Amount of
         Valuation*                                             Filing Fee

         $7,924,000                                             $243.27

 * For purposes of calculating the filing fee only. Assumes the purchase of 113.2 Units at a purchase price equal to $70,000 per Unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid: $243.27
         Form or Registration Number: SC TO-T
         Filing Party: MacKenzie Patterson Fuller, LP
         Date Filed: November 2, 2007

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

The Schedule TO filed as of November 2, 2007 by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; MPF Income Fund 23, LLC; MPF Flagship Fund 12, LLC; MPF DeWaay Fund 6, LLC; MPF DeWaay Premier Fund 3, LLC; MPF Senior Note Program II, LP, Sutter Opportunity Fund 4, LLC; MPF Special Fund 8, LLC; MP Acquisition Co. 3, LLC; MP Falcon Fund, LLC; MPF Flagship Fund 9, LLC; MPF Flagship Fund 11, LLC; MPF Flagship Fund 13, LLC; MPF Income Fund 24, LLC; MPF DeWaay Premier Fund 4, LLC; MPF DeWaay Premier Fund, LLC; MPF DeWaay Fund 5, LLC; MPF DeWaay Fund 4, LLC; and MacKenzie Patterson Fuller, LP (collectively the "Purchasers") to purchase up to 113.2 Units of limited partnership interest (the "Units") in Riverside Park Associates, LP (the "Partnership"), the subject company, at a purchase price equal to $70,000 per Unit, less the amount of any distributions declared or made with respect to the Units between November 2, 2007 (the "Offer Date") and December 14, 2007 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 2, 2007 (the "Offer to Purchase") and the related Letter of Transmittal.

Item 12. Exhibits.

(a)(1) Offer to Purchase dated November 2, 2007*

(a)(2) Letter of Transmittal*

(a)(3) Form of Letter to Unit holders dated November 2, 2007*

(a)(4) Form of advertisement in Investor's Business Daily*

(a)(5) Notice of Withdrawal

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on November 2, 2007


                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   November 7, 2007

MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; MPF Income Fund 23, LLC; MPF Flagship Fund 12, LLC; MPF DeWaay Fund 6, LLC; MPF DeWaay Premier Fund 3, LLC; MPF Senior Note Program II, LP, Sutter Opportunity Fund 4, LLC; MPF Special Fund 8, LLC; MP Acquisition Co. 3, LLC; MP Falcon Fund, LLC; MPF Flagship Fund 9, LLC; MPF Flagship Fund 11, LLC; MPF Flagship Fund 13, LLC; MPF Income Fund 24, LLC; MPF DeWaay Premier Fund 4, LLC; MPF DeWaay Premier Fund, LLC; MPF DeWaay Fund 5, LLC; MPF DeWaay Fund 4, LLC; and MacKenzie Patterson Fuller, LP

By:      /s/ Chip Patterson
         --------------------------------
         Chip Patterson, Senior Vice President of Manager or
         General Partner of each filing person

MACKENZIE PATTERSON FULLER, LP

By:      /s/ Chip Patterson
         --------------------------------
         Chip Patterson, Senior Vice President

                                  EXHIBIT INDEX


Exhibit  Description

(a)(1) Offer to Purchase dated November 2, 2007*

(a)(2) Letter of Transmittal*

(a)(3) Form of Letter to Unit holders dated November 2, 2007*

(a)(4) Form of advertisement in Investor's Business Daily*

(a)(5) Notice of Withdrawal

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on November 2, 2007